UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

MGT Capital Investments, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

55302P202
(CUSIP Number)

JOSHUA SILVERMAN
IROQUOIS CAPITAL MANAGEMENT, LLC
641 Lexington Avenue, 26th Floor
New York, New York 10022
(212) 974-3070

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON IROQUOIS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 929,915*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 929,915*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,915*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IA

____________________
* See Item 5 of this Amendment No. 3 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON IROQUOIS MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,915*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 929,915*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,915*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON CO

____________________
* See Item 5 of this Amendment No. 3 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON JOSHUA SILVERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 929,915*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 929,915*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,915*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%*
14	TYPE OF REPORTING PERSON IN, HC

____________________
* See Item 5 of this Amendment No. 3 to the Schedule 13D.

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON JOHN G. COBURN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON NEIL H. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINDOM, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55302P202

1	NAME OF REPORTING PERSON MELVIN L. KEATING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 55302P202

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows.

(a)           This statement is filed by:

(i)
Iroquois Capital Management, LLC, a Delaware limited liability company (“Iroquois”), with respect to the Shares beneficially owned by it by virtue of its position as investment adviser to Iroquois Master Fund (as defined below);

(ii)	Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (“Iroquois Master Fund”), with respect to the Shares directly owned by it;

(iii)	Joshua Silverman, with respect to the Shares he beneficially owns as a managing member of Iroquois and as a nominee for the Board of Directors of the Issuer (the “Board”);

(iv)	John G. Coburn, who is a nominee for the Board;

(v)	Neil H. Cohen, who is a nominee for the Board; and

(vi)	Melvin L. Keating, who is a nominee for the Board.

CUSIP NO. 55302P202

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Iroquois, Iroquois Master Fund and Mr. Silverman is 641 Lexington Avenue, 26th Floor, New York, New York 10022.  The officers and directors of Iroquois Master Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.  The principal business address of General Coburn is 99 Canal Center Plaza, Suite 220, Alexandria, Virginia 22314.  The principal business address of Mr. Cohen is 5a/5 Shimshon St., Jerusalem, Israel 93501. The principal business address of Mr. Keating is 46 Four Seasons Dr., North Caldwell, NJ 07006.

(c)           The principal business of Iroquois is serving as a registered investment adviser that provides investment advisory services to Iroquois Master Fund.  The principal business of Iroquois Master Fund is serving as a private investment fund.  Iroquois Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal occupation of Mr. Silverman is serving as a managing partner of Iroquois.  The principal occupation of General Coburn is serving as Chief Executive Officer and Chairman of VT Systems, Inc., an engineering group providing solutions and services in the aerospace, electronics, land systems and marine sectors.  The principal occupation of Mr. Cohen is serving as the Chief Executive Officer of Castel Partners Ltd., which manages a portfolio of energy efficiency investments, and as the Chief Executive Officer of Pembroke Management Ltd.  The principal occupation of Mr. Keating is serving as a private consultant, providing investment advice and other services to private equity firms, and as a director of various public companies.  Additional biographical information about Messrs. Cohen, Keating and Silverman and General Coburn is set forth on Schedule B, annexed hereto.

CUSIP NO. 55302P202

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Silverman, Keating and General Coburn are citizens of the United States of America. Mr. Cohen is a citizen of the United Kingdom and Israel.  The citizenship of the persons listed on Schedule A, annexed hereto, is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Iroquois used working capital of Iroquois Master Fund to purchase the 765,196 Shares and 9,221 Shares issuable upon conversion of Series A Preferred Stock.  The total purchase price for such Shares was approximately $1,025,833.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 27, 2014, Iroquois Master Fund delivered a letter to the Issuer (the “Nomination Letter”) nominating John G. Coburn, Neil H. Cohen, Melvin L. Keating, and Joshua Silverman (the “Nominees”) for election to the Board at the 2014 annual meeting of stockholders (the “2014 Annual Meeting”).  The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding the nomination of directors at the 2014 Annual Meeting and the composition of the Board, generally. Additional biographical information about Messrs. Cohen, Keating and Silverman and General Coburn is set forth in Schedule B, annexed hereto.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) -5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,304,322 Shares outstanding, which consists of (i) 9,139,603 Shares outstanding, as of May 12, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2014 plus (ii) 9,221 Shares issuable upon conversion of Series A Preferred Stock plus (iii) 155,498 Shares issuable upon the exercise of warrants, as further described below.

CUSIP NO. 55302P202

A.	Iroquois Master Fund

(a)
As of the close of business on July 1, 2014, Iroquois Master Fund directly owned 929,915 Shares, which consists of (i) 765,196 Shares, (ii) 9,221 Shares issuable upon conversion of Series A Preferred Stock, and (iii) 155,498 Shares issuable upon the exercise of warrants that are subject to a conversion cap that precludes the holder thereof from exercising the warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding (the “Conversion Cap”).1

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 929,915
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 929,915
4. Shared power to dispose or direct the disposition: 0

(c)	Iroquois Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

B.	Iroquois

(a)	Iroquois, as the investment adviser to Iroquois Master Fund, may be deemed the beneficial owner of the 929,915 Shares owned by Iroquois Master Fund.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 929,915
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 929,915

(c)	Iroquois has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

C.	Mr. Silverman

(a)	Mr. Silverman, as a managing member of Iroquois, may be deemed the beneficial owner of the 929,915 Shares owned by Iroquois Master Fund.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 929,915
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 929,915
4. Shared power to dispose or direct the disposition: 0

____________________
1 Without giving effect to the Conversion Cap, Iroquois Master Fund would be entitled to receive 437,500 Shares issuable upon the exercise of such warrants.

CUSIP NO. 55302P202

(c)	Mr. Silverman has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

D.	Messrs. Cohen and Keating and General Coburn

(a)	As of the close of business on July 1, 2014, Messrs. Cohen and Keating and General Coburn did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Messrs. Cohen and Keating and General Coburn have not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 1, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2014 Annual Meeting (the “Solicitation”), and (c) Iroquois agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Iroquois Master Fund has agreed to indemnify each of Messrs. Cohen, Keating and General Coburn against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 55302P202

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Iroquois Master Fund Ltd., Iroquois Capital Management, LLC, Joshua Silverman, John G. Coburn, Neil H. Cohen and Melvin L. Keating, dated July 1, 2014.

99.2	Form of Indemnification Letter Agreement.

99.3	Powers of Attorney.

CUSIP NO. 55302P202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 2014

IROQUOIS MASTER FUND LTD.	IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN
Individually and as attorney-in-fact for John G. Coburn, Neil H. Cohen and Melvin L. Keating

CUSIP NO. 55302P202

SCHEDULE A

Directors of Iroquois Master Fund Ltd.

Name and Position	Present Principal Occupation	Business Address

Richard Abbe, Director	Hedge Fund Manager	641 Lexington Avenue, 26th Floor, New York, New York 10022
Joshua Silverman, Director	Hedge Fund Manager	641 Lexington Avenue, 26th Floor, New York, New York 10022
Scot Cohen, Director	Private Equity Manager	641 Lexington Avenue, 26th Floor, New York, New York 10022

CUSIP NO. 55302P202

SCHEDULE B

Biographical Information about each of Iroquois Master Fund Ltd.’s Nominees to the Board of Directors of the Issuer

John G. Coburn, age 72, has served as Chairman and Chief Executive Officer of VT Systems, Inc. (“VT Systems”), an engineering group providing solutions and services in the aerospace, electronics, land systems and marine sectors, since November 2001.  Prior to joining VT Systems, General Coburn served in the United States Army for 39 years in various logistics positions.  His last assignment in the United States Army was as commanding general of the United States Army Material Command (AMC).  General Coburn has served as a director of LRAD Corporation (LRAD:NasdaqCM)(“LRAD”), a global leader in Long Range Acoustic Hailing Devices, since July 2013.  General Coburn is a distinguished military graduate of Eastern Michigan University where he was commissioned as a second lieutenant in the infantry.  General Coburn holds a B.A. in Education from Eastern Michigan University, a master’s degree in Political Science from the University of Kansas, a J.D. from the University of Missouri, and an honorary Ph.D. from Eastern Michigan University.

Neil H. Cohen, age 50, is currently the Chief Executive Officer of Castel Partners Ltd., which manages a portfolio of energy efficiency investments, a position he has held since January 2012.  Mr. Cohen has also served as the Chief Executive Officer of Pembroke Management Ltd. since July 2005.  In addition, Mr. Cohen has served as a Venture Partner of OurCrowd, a leading crowdfunding firm, since January 2013.  Previously, Mr. Cohen served on the Board of Directors of Elspec Engineering Ltd. (TEL AVIV: ELSPC), which together with its subsidiaries, provides electrical power quality analyzers, real-time power factor correction systems, and energy saving solutions to the industrial, commercial, and utility markets worldwide, from November 2007 to October 2012.  Mr. Cohen also previously served on the Boards of Directors of a number of public and private companies, including Compugen Ltd. (NASDAQ: CGEN), Broadlight, Inc. (acquired by Broadcom Corp. (NASDAQ: BRCM)), Cyota (acquired by RSA Software (NYSE: EMC)), and Digital Fuel (acquired by VMware, Inc. (NYSE: VMW)).  Over the last twenty-five years, Mr. Cohen has led a number of successful investments which have resulted in acquisitions by multinational companies as well as IPOs on NASDAQ and the Tel Aviv Stock Exchange.  Mr. Cohen began his career at the buyout arm of NM Rothschild and Sons Ltd. in London, as well as being a prominent print and broadcast economic journalist in Israel.  He received a BA and MA with first class honors from Oxford University.

Melvin L. Keating, age 67, has been a private consultant, providing investment advice and other services to private equity firms, since November 2008.  He has served as a director of Red Lion Hotels Corporation (NYSE:RLH), a hospitality company primarily engaged in the franchising, ownership and operation of hotels, since July 2010 and currently serves as Chairman of the Board of Directors, a position he has held since January 2013.  Mr. Keating has also served as a director of API Technologies Corp. (NASDAQ:ATNY), an innovative designer and manufacturer of high performance systems, subsystems, modules, and components for technically demanding RF, microwave, millimeter wave, electromagnetic, power, and security applications, since January 2011, where he has served as Chair of the Audit Committee and a member of the Compensation Committee since becoming a director and a member of the Nominating and Governance Committee since its formation in June 2011.  In addition, Mr. Keating currently serves as Chairman of the Board of Directors of BluePhoenix Solutions Ltd. (NASDAQ:BPHX), a legacy platform modernization provider, a position he has held since February 2012.  Prior to that, Mr. Keating served as the President and Chief Executive Officer of Alliance Semiconductor Corp., a worldwide manufacturer and seller of semiconductors, from 2005 to October 2008.  Mr. Keating also previously served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx Inc., a healthcare software company, from 2004 to 2005.  Prior to that, he was employed as a Strategy Consultant for Warburg Pincus Equity Partners from 1997 to 2004, providing acquisition and investment target analysis and transactional advice. During the course of his career, Mr. Keating also served on the Boards of Directors of the following public companies: Crown Crafts Inc. (August 2010 - August 2013); Bitstream, a/k/a Marlborough Software Development Integral Systems, Inc. (June 2011 – January 2014); Integral Systems, Inc. (October 2010 – July 2011); Integrated Silicon Solutions Inc.; Plymouth Rubber Co.; Price Legacy Corp.; InfoLogix, Inc. (April 2010 – February 2011); Tower Semiconductor Ltd.; LCC International, Inc.; White Electronic Designs Corp. (February 2009 – May 2010); and Aspect Medical Systems Inc. (April 2009 - November 2009).  Mr. Keating holds a B.A. degree in Art History from Rutgers University, as well as an M.S. in Accounting and an M.B.A in Finance, both from The Wharton School of the University of Pennsylvania.

CUSIP NO. 55302P202

Joshua Silverman, age 44, is the Co-founder, and is a Principal and Managing Partner of Iroquois Capital, the Registered Investment Advisor to Iroquois Capital LP and Iroquois Capital (Offshore) Ltd. (collectively, “Iroquois”). Mr. Silverman has served as Co-Chief Investment Officer of Iroquois since inception in 2003. While at Iroquois, he has designed and executed complex transactions, structuring and negotiating investments in both public and private companies and has often been called upon by the companies to solve company inefficiencies as they relate to corporate structure, cash flow and management. From 2000 to 2003, Mr. Silverman served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to forming Iroquois, Mr. Silverman was a Director of Joele Frank, a boutique consulting firm specializing in mergers and acquisitions. Previously, Mr. Silverman served as Assistant Press Secretary to The President of The United States. Mr. Silverman received his B.A. from Lehigh University in 1992.